

August 25, 2009

Mr. Peter Flueck
Principal Executive Officer
Brookmount Explorations, Inc.
1465 Slater Road
Ferndale, Washington 98148

> **Re:** **Brookmount Explorations, Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed March 2, 2009**
> **Response Letter Dated August 19, 2009**
> **File No. 0-32181**

Dear Mr. Flueck:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q/A1 for the Fiscal Quarter Ended February 28, 2009

Controls and Procedures

1.   We note you have amended your filing to include a report of management on your internal control over financial reporting according to Item 308T of Regulation S-K. However, you must provide the disclosures required by Item 307 and Item 308T(b) of Regulation S-K when filing interim reports. Please revise your interim reports for the fiscal quarters ended February 28, 2009 and May 31, 2009 to include the disclosures required by Item 307 of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to

Mr. Peter Flueck
Brookmount Explorations, Inc.
August 25, 2009
Page 2

our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief